

SEC

SEC Mail Processing A M

JUN 0 4 2019

19010547

FORM X-17A-5
PART III

SEC FILE NUMBER

8-32162

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/18 AND ENDING 3/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fairport Capital, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

14358 N. Frank Lloyd Wright Blvd., Suite B-14

(No. and Street)

Scottsdale — (City)   **AZ** — (State)   **85260** — (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick A. Conway   480-247-6874

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC

(Name – *if individual, state last, first, middle name*)

1928 Jackson Lane — (Address)   **China Springs** — (City)   **TX** — (State)   **76633** — (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Patrick A. Conway   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Fairport Capital, Inc.   , as
of March 31   , 20 19   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

ANNA W LEWIS
Notary Public - Arizona
Maricopa County
My Comm. Expires Jan 15, 2021

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fairport Capital Inc.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

March 31, 2019

Fairport Capital, Inc.

Fairport Capital Inc.
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder of Fairport Capital, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2019, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

China Spring, Texas

May 28, 2019

We have served as the Fairport Capital, Inc.'s auditor since 2019.

Fairport Capital Inc.
Statements of Financial Condition
March 31, 2019 and 2018

	2019	2018
Assets		
Current assets		
Cash and equivalents	$ 163,311	$ 117,627
Commissions receivable	30,941	9,429
Prepaid rent and other current assets	5	1,469
Total current assets	194,257	128,525
Property and equipment		
Office equipment	5,864	5,864
Accumulated depreciation	(5,864)	(5,864)
Net property and equipment	-	-
Other assets		
Security deposit	1,200	1,200
Total other assets	1,200	1,200
Total assets	$ 195,457	$ 129,725
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable	$ 146,842	$ 86,773
Accrued liabilities	10,611	8,564
Income taxes payable	1,862	1,272
Total current liabilities	159,315	96,609
Shareholder's equity		
Common stock - authorized 5,000 shares no par value		
Issued and outstanding 2,000 shares	43,950	43,950
Treasury stock - at cost	(14,180)	(14,180)
Retained earnings	6,372	3,346
Total shareholder's equity	36,142	33,116
Total liabilities and shareholder's equity	$ 195,457	$ 129,725

See report of independent registered public accounting firm and notes to financial statements.

2

Fairport Capital Inc.
Statements of Income and Changes in Retained Earnings
For the Years Ended March 31, 2019 and 2018

	2019	2018
Revenues		
Commisions from mutual funds	$ 254,644	$ 262,667
Insurance commissions	608,243	407,337
Private placements	86,922	104,300
Interest income	430	1
Reimbursed expenses	9,448	9,750
Total revenues	959,687	784,055
Operating expenses		
Auto	31,019	22,459
Bank services charges	228	405
Client development	13,828	13,439
Commissions paid	807,894	644,198
Consulting	4,315	2,685
Contributions	538	1,053
Dues and subscriptions	701	1,512
Insurance	830	2,433
Medical benefit plan	20,601	14,455
Office supplies	12,004	11,386
Other taxes	-	334
Postage	292	454
Professional fees	8,750	6,500
Regulatory fees	15,497	19,036
Rent	18,322	16,401
Telephone	5,943	4,414
Travel	14,927	18,702
Total operating expenses	955,689	780,065
Net income before taxes	3,998	3,990
Tax provision		
Current tax provision	972	-
Deferred tax provision	-	342
Total tax provision	972	342
Net income after taxes	3,026	3,648
Beginning retained earnings (accumulated deficit)	3,346	(302)
Ending retained earnings	$ 6,372	$ 3,346

See report of independent registered public accounting firm and notes to financial statements.

3

Fairport Capital Inc.
Statements of Changes in Shareholder's Equity
For the Years Ended March 31, 2019 and 2018

	2019			2018		
	Common Stock	Treasury Stock	Retained Earnings	Common Stock	Treasury Stock	Retained Earnings
Beginning	$ 43,950	$ (14,180)	$ 3,346	$ 43,950	$ (14,180)	$ (302)
Net income	-	-	3,026	-	-	3,648
Ending	$ 43,950	$ (14,180)	$ 6,372	$ 43,950	$ (14,180)	$ 3,346

Fairport Capital Inc.
Statements of Cash Flows
For the Years Ended March 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 3,026	$ 3,648
Adjustments to reconcile change in net income		
to cash provided (used) by operating activities:		
Deferred tax provision (benefit)	-	342
(Increase) decrease in commissions receivable	(21,512)	396
(Increase) decrease in prepaid rent	1,464	(10)
Increase in accounts payable	60,069	15,655
Increase in accrued liabilities	2,047	1,566
Increase in income taxes payable	590	-
Total adjustments	42,658	17,949
Net cash provided by operating activities	45,684	21,597
Net increase in cash and cash equivalents	45,684	21,597
Beginning cash and cash equivalents	117,627	96,030
Ending cash and cash equivalents	$ 163,311	$ 117,627
Supplemental data:		
Income taxes paid	$ 50	$ -

Fairport Capital Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended March 31, 2019
Schedule I

Net Capital

Total shareholder's equity	$	36,142
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		36,142
Additions/other credits:		
Total shareholder's equity and allowable subordinated liabilities		36,142
Non-allowable assets		
Commissions receivable		(30,941)
Allowable 12b-1 addback payables		17,844
Prepaid asset		(5)
Security deposit		(1,200)
Total deductions/other charges		(14,302)
Net capital	$	21,840

Aggregate indebtedness

Accounts payable and accrued expenses	$	159,315
Total aggregate indebtedness	$	159,315

Computation of basic net capital requirement

Minimum net capital requirement of reporting broker/dealer	$	5,000
Minimum net capital required as a percentage of aggregate indebtedness	$	10,620
Net capital requirement	$	10,620
Excess net capital	$	11,220
Ratio: Aggregate indebtedness to net capital		729%

Fairport Capital Inc.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the
Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended March 31, 2019
Schedule II

Net Capital as reported on 4th Quarter Focus	$	24,477
Adjustments from 4th Quarter Focus to Annual Audit		
Prepaid adjustments		(1,047)
Accrued expenses reversal		2,872
Federal and state income tax provision		(591)
Accrued 12b-1 fee payable		(3,871)
Total adjustments		(2,637)
Revised Net Capital as reported in the Annual Audit	$	21,840

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

During 2013 the Company relocated all operations from Connecticut to Arizona.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company sells insurance products and fixed and variable annuities, among other retail type security products. The Company believes that its performance obligation is the sale of the insurance policy or security product to the insured or investors and as such is filled on the date the insurance policy is executed or trade date of the security product. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregation can be found on statement of operations for the year ended March 31, 2019.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable is carried at cost. No allowance for uncollectable accounts is required at March 31, 2019 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2017 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

Recent accounting pronouncements – Effective April 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from April 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning retained earnings.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $122,748 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection to be certain the Company has sufficient operating capital.

The Company paid $1,500 and $750 for the years ended March 31, 2019 and 2018, respectively to the president for accounting services.

The Company president personally guarantees the office lease.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The Company had no net deferred tax assets or liabilities as of March 31, 2019 and 2018.

The components of income tax expense related to continuing operations at March 31, 2019 and 2018 are as follows:

		2019		**2018**
Federal				
Current provision (benefit)	$	609	$	-
Deferred provision (benefit)		-		222
		609		222
State				
Current provision		363		-
Deferred provision (benefit)		-		120
		363		120
Totals	$	972	$	342

NOTE 5 – LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease arrangement, which was renewed on September 1, 2018 for another three years to August 31, 2021. Lease payments over the next five years are as follows:

For the year ended	
2020	$ 15,600
2021	15,600
2022	6,500
2023	-
2024	-
Thereafter	-
	$ 37,700

Rent expense was $18,322 and $16,401 for the years ended March 31, 2019 and 2018, respectively.

NOTE 6 – CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2019, the Company had net capital of $21,840, which was $11,220 in excess of its required net capital which is the greater of $5,000 or 6 2/3 of aggregate indebtedness. The Company's ratio of indebtedness to net capital was 729 to 1.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2019 through May 28, 2019, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End March 31, 2019

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Patrick Conway
Fairport Capital, Inc.
14358 N. Frank Lloyd
Wright Blvd., Suite B-14
Scottsdale, AZ 85260

Dear Patrick Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Fairport Capital, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

China Spring, Texas
May 28, 2019

Fairport Capital, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2019

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Fairport Capital, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through March 31, 2019, which were agreed to by Fairport Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Fairport Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Fairport Capital, Inc.'s management is responsible for Fairport Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1.	Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2.	Compared audited Total Revenue for the period of April 01, 2018 through March 31, 2019 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3.	Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4.	Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5.	If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

China Spring, Texas
May 28, 21019

Fairport Capital Inc.
Exemption Report Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
March 31, 2019

Fairport Capital Inc. (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To its best knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.R.R. §240.15c3-3 under section k(2)(i)

(2) The Company met such exemption provisions in § 240.15c3-3 (k)(2)(i) for the entire period from April 01, 2018 through March 31, 2019 without exception.

(3) The Company had no exceptions to report this fiscal year.

I, Patrick Conway, swear or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Patrick Conway, President
April, 16, 2019

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2019

Schedule of Assessment Payments

General Assessment	$	130
Payments Made:		
Date Paid:		
10/23/09		832
Amount used in prior years		(322)
		510
Interest on late payment(s)		-
Total assessment balance and interest due (refund)	$	(380)
Prepaid on Form SIPC-7	$	(380)

See independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2019

Calculation of General Assessment

Total revenues	$	959,687
Additions:		
None		-
Total additions		-
Deductions:		
Revenues pursuant to line 2c(1) - Form SIPC-7		(862,887)
Revenues pursuant to line 2c(8) - Form SIPC-7		(9,878)
Total deductions		(872,765)
SIPC net operating revenues	$	86,922
General assessment (minimum assessment)	$	130

See independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).